UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SIFY TECHNOLOGIES LIMITED

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(Name of Issuer)

American Depositary Shares, each representing one equity share

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(Title of Class of Securities)

804099208

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(CUSIP Number)

Infinity Capital Ventures, LP

1875 Century Park East

Suite 1500

Los Angeles, CA 90067

Attn: Amir Ohebsion

310-445-5533

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2009

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,860 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% *
14	TYPE OF REPORTING PERSON PN

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one equity share by (ii) the number of Equity Shares outstanding as of March 31, 2009, the end of the Issuer’s fiscal year, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,860 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% *
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one equity share by (ii) the number of Equity Shares outstanding as of March 31, 2009, the end of the Issuer’s fiscal year, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vegesna Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,481,051 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,481,051 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,481,051 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% *
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one equity share by (ii) the number of Equity Shares outstanding as of March 31, 2009, the end of the Issuer’s fiscal year, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 578,191 American Depositary Shares, each representing one equity share **
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 578,191 American Depositary Shares, each representing one equity share **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,481,051 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8% *
14	TYPE OF REPORTING PERSON IN

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one equity share by (ii) the number of Equity Shares outstanding as of March 31, 2009, the end of the Issuer’s fiscal year, as provided by the Issuer to the Reporting Persons.

** Represents 578,191 American Depositary Shares, each representing one equity share owned by the Vegesna Family Trust, of which the Reporting Person is co-trustee and has voting and dispositive power and beneficial ownership.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

The information in this Amendment No. 3 is supplemental and is not a complete restatement of the text of the Schedule 13D. This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 2 to this Schedule 13D, filed on January 22, 2007, Amendment No. 1 to this Schedule 13D, filed on November 23, 2005 and the Schedule 13D filed on November 10, 2005 (as amended, the “Schedule 13D”). This Amendment No. 3 is filed to report the disposition of shares of the Issuer (as such term is defined below) pursuant to the Transaction (as such term is defined below) described herein.

As used herein, the “Reporting Persons” include Infinity Capital Ventures, LP (“Infinity Capital”); Infinity Capital Venture Management, LLC (“Infinity Capital Management”); the Vegesna Family Trust (the “Family Trust”) and Raju Vegesna. Infinity Capital Management was inadvertently incorrectly listed as “Infinity Capital Management, LLC” in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 1.   Security and Issuer.

The class of equity securities to which this Amendment No. 3 relates is the ordinary equity share, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”). The ordinary equity shares are the underlying shares of the Issuer’s American Depositary Shares (“ADS”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADS trade on the Nasdaq Global Market. The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Canal Bank Road, Taramani, Chennai,  600113.

ITEM 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

Infinity Satcom Universal Private Limited, a resident Indian company (“Infinity Satcom”), purchased 4,000,000 Equity Shares of the Issuer from Infinity Capital Management pursuant to that certain Share Purchase Agreement (the “Purchase Agreement”), dated May 31, 2009, by and between Infinity Capital Management and Infinity Satcom (such purchase and sale, the “Transaction”).

The Board of Directors and the stockholders of the Issuer have approved the merger of the Issuer and Sify Communications Limited (“Sify Communications”), with the Issuer as the surviving corporation (the “Merger”). Sify Communications is a majority-owned subsidiary of the Issuer. The Merger remains subject to the approval of the High Court of Madras. If the Merger is approved by the High Court of Madras and the Merger is consummated, Infinity Satcom, as a stockholder of Sify Communications, shall receive 10,530,000 shares of the Issuer’s stock in accordance with the Scheme of Amalgamation.

As Sify Communications currently holds each of a National Long Distance license and an International Long Distance Service license, which licenses will be transferred to the Issuer upon the consummation of the Merger, the Transaction was effected in order to allow the Issuer to comply with certain foreign direct investment regulations applicable to the telecom sector, as issued by the Department of Telecommunications of the Government of India.

ITEM 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

(a)         Infinity Capital is the beneficial owner of 13,902,860 ADSs, representing approximately 32.5% of the Issuer’s outstanding Equity Shares. Since Infinity Capital Management is the general partner and the Trust is the limited partner of Infinity Capital, they may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital. In addition, since Mr. Vegesna is the sole manager of Infinity Capital Management, he may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

The Trust is the beneficial owner of 578,191 ADSs, representing approximately 1.4% of the Issuer’s outstanding Equity Shares. Since Mr. Vegesna is the co-trustee of the Trust, he may be deemed to have an indirect beneficial ownership of the ADSs owned by the Trust.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any ADSs nor sole or shared power to dispose of or direct the disposition of any ADSs.

(c)         Not applicable.

(d)         No other person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the ADSs.

(e)         Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Infinity Satcom purchased the 4,000,000 Equity Shares of the Issuer (the “Transferred Shares”) from Infinity Capital Management pursuant to that certain Purchase Agreement. The purchase price for the Transferred Shares was $3,000,000. The Reporting Persons disclaim beneficial ownership of all shares of the Issuer held by Infinity Satcom.

Infinity Satcom sold 400,000 equity shares of Infinity Satcom to Raju Vegesna pursuant to a certain Subscription Agreement, dated May 31, 2009, by and between Infinity Satcom and Raju Vegesna (the “Subscription Agreement”) for a purchase price of $3,000,000. Following such purchase, Raju Vegesna shall own approximately 44.4% of the outstanding shares of Infinity Satcom. The $3,000,000 paid by Raju Vegesna to Infinity Satcom pursuant to the Subscription Agreement is the source of the funds for the purchase of the Transferred Shares purchased pursuant to the Purchase Agreement.

Infinity Satcom is a minority stockholder of Sify Communications. Sify Communications is a majority owned subsidiary of the Issuer. Infinity Satcom is controlled by Ananda Raju Vegesna, the Executive Director of the Issuer. Ananda Raju Vegesna is the brother of Raju Vegesna, the Chief Executive Officer and Managing Director of the Issuer.

ITEM 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Share Purchase Agreement, dated as of May 31, 2009, by and between Infinity Capital Venture Management, LLC and Infinity Satcom Universal Private Limited

99.2	Subscription Agreement, dated as of May 31, 2009, by and between Infinity Satcom Universal Private Limited and Raju Vegesna

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 3)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 31, 2009

INFINITY CAPITAL VENTURES, LP

By:	Infinity Capital Venture Management, LLC
Its General Partner

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

INFINITY CAPITAL VENTURE MANAGEMENT, LLC

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

VEGESNA FAMILY TRUST

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Co-Trustee

RAJU VEGESNA

/s/ Raju Vegesna

Raju Vegesna

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)